Exhibit 99.2

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on October 1, 2026.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

ATTEND THE VIRTUAL MEETING:

If you would like to attend the Virtual Extraordinary General Meeting, to be held on October 2, 2026, at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time on October 2, 2026), please

https://meeting.vstocktransfer.com/LUCASOCT26

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting - Lucas GC Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED RESOLUTIONS.

	FOR	AGAINST	ABSTAIN
1.To consider and approve as an ordinary resolution to ratify the share consolidation (the "Share Consolidation") of the Company's Class A ordinary shares and Class B ordinary shares at an exact ratio of one hundred and twenty-five (125) to one (1), respectively, taking effect on September 1, 2026, and rounding up any fractional shares resulting from the share consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be US$500,000 divided into 20,000,000 shares of US$0.025 each, comprising 19,800,000 Class A ordinary shares of a par value of US$0.025 each and 200,000 Class B ordinary shares of a par value of US$0.025 each.	☐	☐	☐
2. Subject to approval by the shareholders of Proposal One, to consider and approve as a special resolution to ratify the adoption of the amended and restated memorandum and articles of association to reflect the Share Consolidation taking effect on September 1, 2026, in the form attached to the proxy statement as Annex A.	☐	☐	☐
3. To consider and approve as a special resolution to amend of Article 35.4(a) of the amended and restated memorandum and articles of association of the Company currently in effect with immediate effect to reflect the following amendment: Article 35.4(a) of the Articles be amended by deleting the words "post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted" and replacing them with "post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted". (the "M&AA Notice Amendment").	☐	☐	☐
4. Subject to approval by the shareholders of Proposal One and Proposal Two, to consider and approve as a special resolution, subject to all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands being complied with, the share capital reduction, the share capital subdivision, and the share capital increase (collectively, the "Share Capital Restructuring"), as a result of which, the authorized share capital of the Company shall be US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.	☐	☐	☐
5. Subject to and with effect immediately following the M&AA Notice Amendment and the Share Capital Restructuring, to consider and approve as a special resolution to adopt the amended and restated memorandum and articles of association, in the form attached to the proxy statement as Annex B, to reflect the M&AA Notice Amendment and the Share Capital Restructuring.	☐	☐	☐
6. To consider and approve as an ordinary resolution to approve the Company's share capital (whether issued or unissued) to be consolidated at an applicable ratio of ten (10)-for-one (1), twenty (20)-for-one (1), fifty (50)-for-one (1) or eighty (80)-for-one (1), pursuant to the terms and conditions provided in the proxy statement, together with related adjustments to the authorized share capital. (the "Further Share Consolidation").	☐	☐	☐
7. Subject to approval by the shareholders of Proposal Five and entirely conditional upon the effectiveness of the Further Share Consolidation, to consider and approve as a special resolution to adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation.	☐	☐	☐

(TO BE SIGNED ON REVERSE SIDE)

Lucas GC Limited
Extraordinary General Meeting of Shareholders
October 2, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ONLINE VIRTUALLY ON OCTOBER 2, 2026.

The Notice, Proxy Statement, and Form of Proxy are available online at:

https://lucasgc.com

TO REGISTER FOR THE VIRTUAL MEETING, PLEASE VISIT:
https://meeting.vstocktransfer.com/LUCASOCT26

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

	FOR	AGAINST	ABSTAIN
8. Proposal Eight: To consider and approve as an ordinary resolution to approve and authorize the Mr. Howard Lee, chairman of the Board and chief executive officer of the Company, registered office provider, share registrar and transfer agent to take all actions, execute all documents, make all required regulatory filings, update the register of members, and issue replacement share certificates, as necessary or desirable to implement and give effect to Proposals One through Seven.	☐	☐	☐
9. To consider and approve as an ordinary resolution to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Eight.	☐	☐	☐

The undersigned hereby appoints Howard Lee, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of Lucas GC Limited (the "Company") which the undersigned is entitled to vote, as specified on the reverse side, at the extraordinary general meeting of shareholders of the Company on October 2, 2026, at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time on October 2, 2026), and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS.

The proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournment or postponement thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

Date **Signature** **Signature, if held jointly**

_________________ _________________ _________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00